GROUPE
CLARINS

07022488

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

RECEIVED
APR 2007
WASH., D.C.

RE : Clarins File N° 82-02960

March 28, 2007

SUPPL

Dear Sirs,

Enclosed is a copy of **the nomination of Serge Rosinoer** as chairman of the supervisory board, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Pankaj CHANDARANA
Head of Investor Relations

dw 4/10

GROUPE CLARINS

SERGE ROSINOER NOMINATED CHAIRMAN OF THE SUPERVISORY BOARD

The Supervisory Board held on Tuesday 27th March 2007, nominated Serge Rosinoer to succeed Jacques Courtin-Clarins as Chairman of the Supervisory Board.

Serge Rosinoer was Chairman-Chief Executive Officer for France and then Chief Executive Officer for Europe for the American group Max Factor from 1955 to 1978. Joining Clarins in 1978, he has served successively as Vice-Chairman and Chief Executive Officer and then Chairman of the Management Board from 1998 to June 2000.
He was appointed member of the Supervisory Board of Clarins Group on June 13, 2000.

He is highly regarded for his knowledge of cosmetics as well as being a major actor of the Clarins Group's story.

END